UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 20)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 825 Eighth Avenue, 31st Floor New York, New York 10019 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,795,915
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,795,915
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,795,915
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.0%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based upon 27,108,737 shares of the common stock, without par value of Agilysys, Inc. a Delaware corporation (the “Shares”) as follows: (i) 25,373,280 Shares outstanding as of October 20, 2023, as set forth in the Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 of Agilysys, Inc. a Delaware corporation (the “Issuer”) filed with the Securities and Exchange Commission (“SEC”) on October 20, 2023 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock held by the affiliates of MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”) are now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
4,143,571
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
4,143,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,143,571
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.3%*
14.	TYPE OF REPORTING PERSON IN

* This calculation is based upon 27,108,737 shares of the common stock, without par value of Agilysys, Inc. a Delaware corporation (the “Shares”) as follows: (i) 25,373,280 Shares outstanding as of October 20, 2023, as set forth in the Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 of Agilysys, Inc. a Delaware corporation (the “Issuer”) filed with the Securities and Exchange Commission (“SEC”) on October 26, 2023 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock held by the affiliates of MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”) are now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
3,498,408
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
3,498,408
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,498,408
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%*
14.	TYPE OF REPORTING PERSON PN

* This calculation is based upon 27,108,737 shares of the common stock, without par value of Agilysys, Inc. a Delaware corporation (the “Shares”) as follows: (i) 25,373,280 Shares outstanding as of October 20, 2023, as set forth in the Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 of Agilysys, Inc. a Delaware corporation (the “Issuer”) filed with the Securities and Exchange Commission (“SEC”) on October 26, 2023 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock held by the affiliates of MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”) are now convertible.

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Distressed Debt Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
297,507
9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
297,507
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
297,507
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%*
14.	TYPE OF REPORTING PERSON PN

* This calculation is based upon 27,108,737 shares of the common stock, without par value of Agilysys, Inc. a Delaware corporation (the “Shares”) as follows: (i) 25,373,280 Shares outstanding as of October 20, 2023, as set forth in the Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 of Agilysys, Inc. a Delaware corporation (the “Issuer”) filed with the Securities and Exchange Commission (“SEC”) on October 26, 2023 and (ii) 1,735,457 Shares into which the 1,735,457 shares of the Issuer’s Series A Preferred Stock held by the affiliates of MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”) are now convertible.

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This statement is filed with respect to the shares of the common stock, without par value (the “Common Stock”), of Agilysys, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) and amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2008, as amended including most recently amended by Amendment No. 19 thereto filed on June 3, 2022 (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK Capital Distressed Debt Fund I, LP, a Delaware limited partnership (“MAK CDD Fund”) and Michael A. Kaufman, a United States citizen (“Mr. Kaufman” and, collectively with MAK Capital, MAK Fund and MAK CDD Fund, the “Reporting Persons”).

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended as follows: The business address of MAK Capital, MAK CDD Fund and Mr. Kaufman is 590 Madison Avenue, 31st Floor, New York, NY 10022.

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 6 below is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) is amended as follows:

The ownership percentages are calculated based on 27,108,737 shares of Common Stock, as follows: (i) 25,373,280 shares of Common Stock outstanding as of October 20, 2023, as set forth in the Issuer’s Quarterly Report on Form 8-K for the quarterly period ended September 30, 2023 filed with the SEC on October 26, 2023 plus (ii) 1,735,457 shares of Common Stock into which the 1,735,457 shares of the Issuer’s Convertible Preferred Stock held by MAK Fund and MAK CDD Fund are convertible and which conversion will occur on or about November 24, 2023.

(a)         MAK Capital holds 3,795,915 shares of Common Stock, representing 14.0% of the outstanding shares of Common Stock. Mr. Kaufman holds 4,143,571 shares of Common Stock, representing 15.3% of the outstanding shares of Common Stock. MAK Fund holds 3,498,408 shares of Common Stock, representing 12.9% of the outstanding shares of Common Stock. MAK CDD Fund holds 297,507 shares of Common Stock, representing 1.1% of the outstanding shares of Common Stock. Each of MAK Fund and MAK CDD Fund shares voting power and investment power with MAK Capital and Mr. Kaufman.

The information contained in rows 8, 10 and 11 on each of the cover pages is incorporated by reference in its entirety.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Securities of the Issuer.

On November 3, 2023, the Issuer, acting through its board of directors, in accordance with Section 10(c) of its Certificate of Designation of 5.25% Series A Convertible Preferred Stock (“Convertible Preferred Shares”) of which 1,735,457 shares are outstanding and all of which are held by the MAK Fund and MAK CDD, delivered a notice of mandatory conversion irrevocably exercising its right to cause the mandatory conversion of the Convertible Preferred Shares (“Mandatory Conversion”) into an equal number of shares of Common Stock (such shares, the “Conversion Shares”). Mr. Kaufman did not vote on or participate in the deliberations of the Issuer’s board of directors with respect to whether to exercise the Issuer’s right to exercise the mandatory conversion. The conversion will be effective November 24, 2023 and the scheduled settlement is November 28, 2023. The Press Release issued by the Issuer on November 3, 2023 concerning the mandatory conversion is Exhibit 2 hereto and is incorporated herein by reference.

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MAK Capital adopted a trading plan with BTIG, LLC (the “Trading Plan”) intended to satisfy the affirmative defense set forth in Rule 10b5-1(c)(1) promulgated under the Securities Exchange Act of 1934, as amended, to sell up to 867,728 shares of Common Stock in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended; provided that no sales of shares of Common Stock under the Trading Plan can commence until the Issuer irrevocably exercised the Mandatory Conversion. No trading will occur under the Purchase Plan on November 24, 2023 and from December 18, 2023 to December 29, 2023 and the Purchase Plan will terminate on May 1, 2024. The form of the Trading Plan is Exhibit 3 hereto and is incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 – Certificate of Designation of 5.25% Series A Convertible Preferred Stock of Agilysys, Inc. which is incorporated by reference to Exhibit 3.3 to Agilysys, Inc.’s Current Report on Form 8-K filed February 9, 2022 (File No. 000-05734).

Exhibit 2 – Press Release of Agilysys, Inc. Announcing the Mandatory Conversion of its 5.25% Series A Convertible Preferred Stock which is incorporated by reference to Exhibit 99.1 to Agilysys, Inc.s Current Report on Form 8-K filed November 3, 2023.

Exhibit 3 – Form of Rule 10b5-1 Transaction Plan dated August 1, 2023 between MAK Capital One LLC and BTIG, LLC.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: November 3, 2023

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL FUND LP

By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL DISTRESSED DEBT FUND I, LP

By: MAK DDF-1 GP, LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

By:	/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN
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